November 21, 2019

Carillon Tower Advisers, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

Dear Ladies and Gentlemen:

Carillon Series Trust a Delaware statutory trust, offers, as applicable, multiple series and classes of shares of beneficial interest for sale to the public.  Each series and class has unique fees and expenses.  The Trust’s series (“Series”) and its respective classes (“Class”), as applicable, are listed in Attachment A.

As investment adviser and administrator to the Trust, Carillon Tower Advisers, Inc.  (“Carillon”) agrees to waive its fees and/or reimburse expenses of a Series or Class to the extent that a Series or Class’ annual operating expenses for its fiscal year exceed the limitations (“Expense Limitations”) set forth in Attachment A.  These Expense Limitations will be in effect for a 12-month period coinciding with the effectiveness of each applicable Series’ prospectus (“Expense Limitation Period”).  For purposes of this Agreement, annual operating expenses shall not include interest, taxes, brokerage commissions, costs relating to investments in other investment companies, dividend costs and extraordinary expenses.  In addition, annual operating expenses shall include offset expense arrangements with the custodian for each Series.

Carillon maintains the right to recover from the same Series or Class of shares the fee previously waived and/or expenses previously reimbursed by Carillon during the Expense Limitation Period within the Series’ next two fiscal years if total annual operating expenses for a given Series or Class fall below the lesser of any expense limitations then in effect for that Series or Class or the expense cap in effect at the time of the reimbursement.  The determination as to whether Carillon may recover fees waived and/or expenses reimbursed is made for each Class of a Series without regard to any other Class of the same Series.  The Agreement may be changed by the Trust’s Board of Trustees without the approval of Trust shareholders.

Carillon agrees that it shall look only to the assets of an applicable Series or Class for performance of this Agreement and for any claims for payment.  No other Series, Class, a Trust or its trustees, officers, employees, agents or shareholders shall be personally liable for performance by a Series or Class under this Agreement.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the state of Delaware, except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling.  Any amendment to this Agreement shall be in writing signed by the parties hereto.

Very truly yours,

CARILLON SERIES TRUST

By:	/s/ Susan L. Walzer

Susan L. Walzer Principal Executive Officer

CARILLON TOWER ADVISERS, INC.

By:	/s/ J. Cooper Abbott

J. Cooper Abbott President

ATTACHMENT A
Expense Limitation *
(as a percent of average daily net assets)

Carillon Series Trust

Fund Name	Class A	Class C	Class I	Class R-3	Class R-5	Class R-6	Class Y
Carillon ClariVest Capital Appreciation Fund	1.00	1.75	0.70	1.25	0.70	0.60	1.00
Carillon ClariVest International Stock Fund	1.45	2.20	1.15	1.70	1.15	1.05	1.45
Carillon Cougar Tactical Allocation Fund	1.17	1.92	0.87	1.42	0.87	0.77	1.17
Carillon Eagle Growth & Income Fund	1.25	2.00	0.95	1.50	0.95	0.85	1.25
Carillon Eagle Mid Cap Growth Fund	1.25	2.00	0.95	1.50	0.95	0.85	1.25
Carillon Eagle Small Cap Growth Fund	1.25	2.00	0.95	1.50	0.95	0.85	1.25
Carillon Reams Core Bond Fund	0.80	1.55	0.40	1.05	0.50	0.40	0.80
Carillon Reams Core Plus Bond Fund	0.80	1.55	0.40	1.05	0.50	0.40	0.80
Carillon Reams Unconstrained Bond Fund	0.80	1.55	0.50	1.05	0.50	0.40	0.80
Carillon Scout International Fund	1.45	2.20	1.15	1.70	1.15	1.05	1.45
Carillon Scout Mid Cap Fund	1.45	2.20	1.15	1.70	1.15	1.05	1.45
Carillon Scout Small Cap Fund	1.25	2.00	0.95	1.50	0.95	0.85	1.25